Exhibit 99.1

Westport Reports Second Quarter Fiscal 2012

~Despite Tough Macroeconomic Conditions, Westport Maintains Outlook for 50% Growth~

VANCOUVER, Aug. 2, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today reported financial results for the second quarter ended June 30, 2012 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"Key segments of the transport market have begun the inevitable shift from petroleum based fuel to engines powered by cleaner burning, low cost methane (natural gas), and Westport has a substantial presence in each market," said David Demers, CEO of Westport Innovations. "We are seeing strong growth in all segments and in all of our global markets, and despite challenging macroeconomic conditions, we expect this to accelerate as new infrastructure comes onstream over the next two years and as we launch new products, opening up significant new addressable markets. At this point, we are reiterating our 2012 revenue guidance of approximately 50% growth, on a consolidated basis."

"The global demand for Westport's and its joint venture's products is growing significantly. As a result of the increase in demand, we have doubled the plant capacity in the Weichai Westport facility to be able to produce up to 40,000 engines annually. Seeing a similar growth profile in demand for our Westport LD products in North America, we have recently announced the completion of an assembly center in Kentucky with an annual production capacity of up to 20,000 Westport™ WiNG systems."

"Our second quarter was highlighted by major partnership announcements with Caterpillar, Volvo and GM and by the start of production of our Ford F-250/F-350 Westport WING products in Louisville. Our expansion in OEM relationships and platform capabilities in high-horsepower will provide both challenges and opportunities for additional revenue streams. We have been heavily investing in product development with our partners in heavy-duty, and these programs are moving closer to launch with evident customer interest. We have increased our focus on collaboration with fuel providers to ensure infrastructure construction and fleet customers plans are optimized. We are still at the very early stages of preparing for this shift to methane, but the evident success to date gives us confidence in the long-term trend ahead."

Second Quarter Financial and Business Highlights

•	Reported consolidated revenues of $106.1 million for the quarter ended June 30, 2012 compared with $44.9 million for the same period last year, an increase of 136.3%.
•	Reported net loss attributed to the Company of $6.1 million ($0.11 loss per share) for the quarter ended June 30, 2012 compared with a net loss of $18.1 million ($0.38 loss per share) for the same period last year.
•	Reported cash and short-term investments balance as at June 30, 2012 of $307.2 million, compared with $333.3 million at March 31, 2012.
•	Segmented results: Westport Light-Duty (LD) revenue up 182.2% to $30.7 million, Cummins Westport (CWI) revenue up 78.5% to $57.0 million with 1,972 engines shipped, and Westport Heavy-Duty (HD) revenue up 111.3% to $4.3 million with 75 systems shipped. Service and other revenue was $14.1 million. Although not consolidated, Weichai Westport revenue was up 205.8% with 5,331 engines shipped in the quarter.
•	Announced second agreement with General Motors (GM) for advanced engineering development for light-duty vehicles.
•	Announced agreement with Caterpillar to develop natural gas technology for off-road equipment.
•	Announced new product enhancements on its flagship Westport HD15L liquefied natural gas (LNG) engine for Class 8 trucking.
•	Westport LD celebrated the grand opening of the Westport Kentucky Integration Center (WKIC), the new Westport WiNG Power System assembly center and began delivery of initial orders.

Financial Outlook for 2012
For the calendar year ended December 31, 2012, Westport reiterated its revenue guidance for growth of approximately 50% year over year with consolidated revenue expected to be between $400 and $425 million.

Second Quarter Fiscal 2012 Financial Results
Westport's consolidated revenue for the three months ended June 30, 2012 was $106.1 million, an increase of $61.2 million, or 136.3%, from $44.9 million for the three months ended June 30, 2011. This increase was driven by an increase in Westport LD revenue of $19.8 million to $30.7 million as the Company began consolidating previous acquisitions; an increase in CWI revenue of $25.1 million to $57.0 million; and an increase in Westport HD revenue of $8.4 million to $10.5 million mostly due to $6.1 million in service revenue recorded in the current quarter.

Westport LD product revenue for the quarter ended June 30, 2012 increased $19.6 million to $30.4 million compared with $10.8 million in the prior year period as a result of previous acquisitions. CWI product revenue for the three months ended June 30, 2012 increased $22.6 million to $47.7 million as unit sales increased from 1,056 units to 1,972 units primarily as the result of increased sales of ISL G engines in North America and sales of B Gas Plus engines in Latin America. Westport HD product revenue for the quarter ended June 30, 2012 increased by $2.4 million to $3.7 million as unit shipments increased to 75 HD systems compared with $1.3 million and 17 HD systems for the three months ended June 30, 2011.

For the quarter ended June 30, 2012, Westport recorded $14.1 million of service and other revenue, including $6.1 million recognized under the Volvo development agreement and $8.0 million recognized as a one-time license revenue for the transfer of the proprietary know-how related to the HPDI technology related to the recently announced agreement with Caterpillar Inc.

CWI parts revenue in the quarter ended June 30, 2012 increased by $2.4 million year over year to $9.3 million. Westport HD parts revenue for the three months ended June 30, 2012 was $0.6 million compared with $0.8 million for the three months end June 30, 2011. The number of engines in the field, their age and their reliability all impacted parts revenue each period.

For the three months ended June 30, 2012, gross margin was $40.5 million compared with $15.2 million in the prior year period representing a 166.5% increase.  Westport continues to diversify its revenues among the business units, which has an impact on the consolidated gross margin percentage.  The consolidated gross margin percentage for the quarter ended June 30, 2012 was 38.2% of total revenue compared with 33.9% of total revenue in the prior year period. For the quarter ended June 30, 2012, Westport LD recorded gross margin and gross margin percentage of $8.7 million and 28.4%, respectively, compared with $2.2 million and 20.6%, respectively, in the prior year period. CWI gross margin and gross margin percentage for the quarter ended June 30, 2012 was $17.4 million and 30.6%, respectively, compared with $14.0 million and 43.9%, respectively, in the prior year period. The decrease in CWI gross margin percentage is due primarily to warranty and extended coverage adjustments of $4.8 million and mix of sales. Excluding the adjustment, CWI gross margin percentage was 39.0%. Westport HD gross margin (not including service revenue) and gross margin percentage for the three months ended June 30, 2012 was $0.3 million and 6.3%, respectively, compared with negative $1.1 million and negative 51.3%, respectively, in the comparable quarter last year.

For the three months ended June 30, 2012, operating expenses (research and development, general and administrative and sales and marketing) were $40.0 million compared with $25.1 million in the prior year period.

•	Research and development expenses increased $9.1 million to $20.5 million for the quarter ended June 30, 2012, compared with $11.4 million for the three months ended June 30, 2011. Of the $20.5 million, Westport recorded $4.0 million in research and development expenses relating to efforts under the Volvo development program, of which $3.8 million was reimbursed in the current quarter. The next milestones are scheduled for the quarter ended December 31, 2012.
•	General and administrative expenses increased $2.6 million to $9.1 million for the quarter ended June 30, 2012, compared with $6.5 million for the three months ended June 30, 2011. The increase was primarily due to the addition of acquired operations and costs related to an increase in headcount. As of June 30, 2012, Westport had 945 employees globally, compared with 374 employees on June 30, 2011.
•	Sales and marketing expenses increased $3.1 million to $10.4 million for the quarter ended June 30, 2012, compared with $7.3 million for the three months ended June 30, 2011. The increase was primarily due an increase in market development activities as products near launch.

Income from investment accounted for by the equity method for the three months ended June 30, 2012 was $1.0 million, which related to Westport's 35% interest in Weichai Westport (WWI) of $1.1 million and a loss in the Westport's 50% interest in Minda-Emer Technologies Ltd. of $0.1 million. This is compared with Westport's 35% interest in WWI of $0.4 million in the prior year period. CWI's net income attributable to Westport was $3.6 million, an increase of 24.1% compared with $2.9 million in the prior year period.

For the three months ended June 30, 2012, Westport reported consolidated adjusted EBITDA of a loss $0.2 million compared with a loss of $10.6 million in the prior year period. The reconciliation of adjusted EBITDA is described below.

Westport's consolidated net loss attributed to the Company for the three months ended June 30, 2012 was $6.1 million, or a loss of $0.11 per share, compared with net loss of $18.1 million, or a loss of $0.38 per share, in the three months ended June 30, 2011. During the quarter, the Company recognized a net foreign exchange gain of $4.9 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares with a net foreign exchange loss of $0.1 million for the three months ended June 30, 2011. Excluding this gain, Westport's consolidated net loss attributed to the Company for the three months ended June 30, 2012 was $10.9 million, or a loss of $0.20 per share.

As at June 30, 2012, Westport's cash, cash equivalents and short-term investment position was $307.2 million compared with $333.3 million as at March 31, 2012.

•	For the three months ended June 30, 2012, cash used in operations was $14.1 million with $0.8 million generated from operating purposes, offset by cash used in working capital of $14.9 million.
•	Cash used in investing activities included cash paid to purchase short-term investments of $7.1 million and purchase of fixed assets of $4.9 million.
•	Cash flows from financing included $0.1 million in shares issued for stock option exercises offset by $2.9 million repayment of the Company's operating lines of credit and repayment of long-term debt of $2.1 million within Emer.
•	Foreign exchange cash balances negatively impacted cash and cash equivalents by approximately $0.5 million.

Westport Light-Duty (Westport LD) Business Unit Highlights
For the three months ended June 30, 2012, Westport LD revenue was $30.7 million compared with $10.9 million for the three months ended June 30, 2011.

During the quarter, Westport announced a second agreement with GM for advanced engineering development for light-duty vehicles. Westport and GM are now developing two different combustion, controls and emissions approaches to natural gas engines, with the first cooperative technology project being announced in June 2011. This new program will optimize advanced natural gas technologies and applications for maximum CO2 reduction and fuel efficiency in light-duty vehicles.

In June, Westport LD celebrated the grand opening of the Westport Kentucky Integration Center (WKIC), which is home to the new Westport WiNG Power System assembly center, capable of delivering up to 20,000 trucks per year. The WKIC has an ideal location close to the Ford Motor Company Kentucky Truck Plant. To establish the Center, Westport invested significantly in both infrastructure, through renovating a previously vacant building, and product training and skill development for its new employees. Westport LD has also established its new Plymouth, Michigan technical center as part of its global operations.

The Westport WiNG Power System is designed, built, installed and delivered Key-Ready™ to customers through Westport LD authorized Ford dealers/distributors. Road test reviews of the WiNG-powered F-250 have been positive considering the potential fuel cost savings from low natural gas prices. Shipments of the WiNG-powered vehicles began in June.

Westport LD in Sweden is the sole supplier of natural gas fuel systems to Volvo Car Company (VCC) for the bi-fuel version of the popular V70 wagon. In May, Westport LD launched the 2013 model year 2.0-litre turbocharged V70 with improved fuel efficiency and extended range compared with the previous model. Westport LD builds and installs the natural gas systems at facilities located inside VCC's main production center in Gothenburg.

Cummins Westport Inc. (CWI) Business Unit Highlights
North American refuse hauling companies are increasingly adopting the CWI ISL G engine due to its low emissions, quiet operation and fuel cost savings. More than half of the engines sold in North America in the second quarter of 2012 went into this segment.

CWI is continuing development of the new ISX12 G natural gas engine. Several leading fleets in the truckload carrier, refuse hauling, private fleet and oilfield services segments have been participating in the field trials of this engine and feedback has been very positive. CWI is working with OEM launch partners for this engine including Freightliner, Peterbilt, Kenworth, Volvo Trucks and Autocar. Volume production is expected to begin in early 2013, and the engine will be manufactured in Cummins' heavy-duty engine plant in Jamestown, New York.

Westport Heavy-Duty (Westport HD) Business Unit Highlights
For the quarter ended June 30, 2012, Westport HD shipped 75 HD Systems to Kenworth and Peterbilt for LNG truck production for customers, compared with 17 HD Systems in the quarter ended June 30, 2011. Westport expects an increase in unit sales in the fourth quarter of 2012 as refueling infrastructure becomes available, as reflected by the build out of LNG infrastructure by Westport fueling partners.

According to U.S. Department of Energy, there are 54 LNG stations in the U.S. today, which the majority are located in California. Of the 54 stations, 21 are publicly accessible, including the three new public stations commissioned for LNG refueling in the first half of 2012. Based on Westport analysis, over 60 stations are expected to be commissioned by the end of the year as part of Clean Energy Fuels' America's Natural Gas Highway rollout.  In addition, Shell has also committed to help build out the LNG fueling infrastructure in North America. In June, Shell announced an agreement with TravelCenters of America LLC (TA) to sell LNG to heavy-duty road transport customers in the U.S. through TA's existing nationwide network of full-service fueling centers. The proposed plans include constructing more than 200 LNG fuel lanes at about 100 TA sites and Petro Stopping Centers throughout the US interstate highway system, with the first fuel lanes expected to become operational in 2013. Shell also indicated that the first LNG retail plaza in Calgary is expected to open this year.

In direct response to requests from customers that operate their trucks in the most demanding of applications, Westport HD announced new product enhancements on its flagship HD15L LNG engine for Class 8 trucking including automated manual transmission and heavy front end, both of which are available today, as well as higher horsepower and torque, and emissions aftertreatment improvements, which will be available in 2013. These enhancements will further expand the range of heavy-duty applications that can successfully switch to Westport HD15L LNG trucks.

For the three months ended June 30, 2012, Westport recorded $6.1 million in engineering service revenue as a result of delivering certain milestones during the period under the Volvo development agreement. The engine development program with Volvo is proceeding as planned.

Weichai Westport Inc. (WWI) Highlights
WWI is aggressively penetrating new markets in China. For the three months ended June 30, 2012, WWI revenue increased to $68.8 million on 5,331 engines compared with $22.5 million on 1,654 engines for the quarter ended June 30, 2011. To meet the increasing demand of natural gas trucks in China, the WWI production facility has been expanded to an annual capacity of 40,000 engines per year. The Weichai Westport HPDI engine is currently undergoing road testing with a select OEM customer, Shaanxi Heavy Duty Automobile Group Co., Ltd. Commercial launch of this new product is expected in 2013.

High-Horsepower (HHP) Highlights
Westport and Caterpillar Inc. have agreed to co-develop natural gas technology for off-road equipment. While the agreements initially focus on engines used in mining trucks and locomotives, the companies will also develop natural gas technology for Caterpillar's off-road engines, which are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide. Caterpillar and Westport are combining technologies and expertise, including Westport HPDI technology and Caterpillar's industry leading off-road engine and machine product technology, to develop the natural gas fuel system. The development program has started, building on the results from the evaluation project announced in May 2011. Caterpillar is funding the majority of the development program and Westport will be reimbursed for each milestone completed. When the products go to market, Westport expects to participate in the supply of key components.

The first product delivered under this new alliance will be a locomotive for Canadian National Railways (CN) which will be delivered as part of a program with support from Sustainable Development Technology Canada (SDTC) and in partnership with Electro-Motive Diesel (EMD, a subsidiary of Progress Rail Services, a Caterpillar Company), CN and Gaz Metro. The project is now well underway and the consortium successfully completed the first program milestone during the quarter.

Westport has received funding approval from SDTC to help commercialize the conversion of a rail locomotive to operate on natural gas. Westport has signed amendments to the agreements with its consortium partners to select the EMD SD70 Mainline Locomotive to be converted and to expand the scope of the program to include the development of an LNG tender car. In choosing the SD70, the consortium has selected EMD's latest locomotive type, powered by their 4,300 horsepower, 16-cylinder 710 series engine. Engine testing is expected to commence in the second quarter next year and the natural gas locomotive is expected to be tested in service with CN by 2014 as the first step towards the release of a full commercial product, with SDTC support. Westport will design and develop the tender car for this application.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational success since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), (f) income (loss) from unconsolidated joint ventures and (g) gains and other. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Net loss attributed to the Company	$(6,056)	$(18,113)	$(28,684)	$(32,490)
Provision for income taxes	5,099	3,733	11,299	6,040
Depreciation and amortization	2,766	853	5,285	1,860
Interest expense, net	923	1,076	2,194	1,837
Amortization of stock-based compensation	2,896	2,212	6,458	3,638
Unrealized foreign exchange loss (gain)	(4,878)	54	(4,493)	3,329

EBITDA	750	(10,185)	(7,941)	(15,786)
Less: Gains (loss) and other	(1)	-	53	-
Less: Income from unconsolidated joint ventures	(953)	(445)	(1,715)	(818)

Adjusted EBITDA	$(204)	$(10,630)	$(9,603)	$(16,604)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended June 30, 2012, please point your browser to the following link: http://www.westport.com/investors/financial

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, August 2, 2012 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until August 9, 2012. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the consolidated revenue and revenue growth of Westport for calendar year 2012, rate of adoption of the CWI ISL G engine by North American refuse hauling companies, timing for launch and volume production of the CWI ISX12 G, projected Westport HD unit sales in the fourth quarter of 2012, timing for opening of LNG retail plazas, timing for commercial launch of Weichai Westport's HPDI engine by Shaanxi Heavy Duty Automobile Group Co., Ltd. timing for engine testing of EMD locomotive engines, timing and expectations for future cash flows, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 02-AUG-12